UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-39793

SENIOR CONNECT ACQUISITION CORP. I

(Exact name of registrant as specified in its charter)

7114 East Stetson Drive, Suite 400
Scottsdale, Arizona

(Address of Principal Executive Offices)

+1 (480) 948-9200

(Registrant’s Telephone Number, Including Area Code)

Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant

Class A common stock, par value $0.0001 per share

Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Senior Connect Acquisition Corp. I has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Senior Connect Acquisition Corp. I

Date: June 21, 2023	By:	/s/ Ryan Burke
		Name:	Ryan Burke
		Title:	Chief Financial Officer